Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

Quarterly News

August 15, 2023

PARTNERSHIP PROPERTY SALES SCORECARD PER UNIT

We have listed all remaining properties for sale. The Applebee’s is under contract and the six (6) Wendy’s went to market July 12, 2023.

You will see the below “scorecard” in future newsletters to allow a continuous and complete reporting of the “actual” net asset value (“NAV”) per unit distributed against the NAV immediately preceding the 10/15/2020 Partnership term extension and Sale Consent as of 12/31/19 in the amount of $390/unit; as well as the NAV immediately succeeding the consent as of 12/31/2020 in the amount of $495/unit.

	SALE CONSENT APPROVED 10/15/2020 SEC 8-K
	NAV	NAV
	12/31/2019	12/31/2020
Individual Property NAV’s per unit
BRAKES4LESS-3859 Washington Rd., Martinez, GA	$16	$18
WENDY’S-1730 Walton Way, Augusta, GA	34	34
WENDY’S-517 E Martintown Rd., No. Augusta, SC	35	36
WENDY’S-361 Hwy 17, Mt. Pleasant, SC	45	52
APPLEBEE’S-2770 Brice Rd., Reynoldsburg, OH	39	37
WENDY’S-3013 Peach Orchard, Augusta, GA	47	79
WENDY’S-343 Folly Rd., Charleston, SC	38	48
WENDY’S-1901 Whiskey Rd., Aiken, SC	47	74
WENDY’S-1721 Sam Rittenberg, Charleston, SC	47	59
WENDY’S-1004 Richland Ave., Aiken, SC	42	59
NAV Based on appraised value per unit	$390	$495

Net Sales Proceeds Distributed to LP’s representing NAV reduction:

		Per Unit NAV	Per Unit NAV
Date	Property	Distribution	Distribution
10/29/2021	Vacant Wendy’s (Martinez, GA)	$(22)	$(22)
4/22/2022	Walton Way Wendy’s	(31)	(31)
3/31/2023	Martintown Rd Wendy’s	(27)	(27)

Net remaining portfolio NAV per unit after net sales distributions		$310	$415

(CONT’D)

DiVall Insured Income Properties 2, L.P.

PARTNERSHIP PROPERTY SALES SCORECARD PER UNIT (CONT’D)

Partnership assumption and reserve for State Capital Gain Taxes on behalf of Limited Partners by filing “composite” tax returns in Ohio, Georgia and South Carolina in lieu of individual partner reporting of capital gains income

	Per Unit	Per Unit
	Partnership	Partnership
	assumption of	assumption of
	individual	individual
	State Taxes	State Taxes
State of Composite Tax filing
Georgia	$(1.17)	$(1.17)
South Carolina	$(0.68)	$(0.68)
Ohio	$-	$-
Net remaining portfolio NAV per unit after net sales distributions & taxes	$308	$413

DISTRIBUTIONS OF NAV ATTRIBUTABLE TO INDIVIDUAL PROPERTY SALES

Although the consent approved by the limited partners as of October 15, 2020, provided discretion by the general partner to make distributions semi-annually; the magnitude and frequency of expected funds from sales through year-end warrants distribution of NAV attributable to each individual property sale no later than 30 days from each respective closing. In the current uncertain banking world; we don’t want to be responsible for holding seven figure cash balances (due the limited partners) for an extended period before distribution.

DISTRIBUTION HIGHLIGHTS

$150,000 ($3.24 per unit) will be distributed for the second quarter of 2023 on or about August 15, 2023, from operating activities.

Since the Partnership’s initial “investable” capital raise of $33 million (net of $13 million of syndication fees and original G.P.’s shenanigans) in the late 1980’s; the Partnership has distributed approximately $85 million to investors, from both operations and strategic sales.

COMPUTERSHARE CONTACT INFORMATION:

Investor Centre website: www.computershare.com/DIIP

Email: web.queries@computershare.com

Shareholder online inquiries: https://www-us.computershare.com/investor/Contact

See https://divallproperties.com/relations.php for full contact information

ACCESS TO ADDITIONAL FINANCIAL INFORMATION

For further quarterly 2023 unaudited financial information, see the Partnership’s interim financial reports filed as part of the Partnership’s Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. The Partnership’s 2022 Annual Report on Form 10-K was filed with the SEC on March 27, 2023, which also can be accessed via the websites listed.

DiVall Insured Income Properties 2, L.P.
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